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                          Filed by Apex Inc.
                          Pursuant to Rule 425 Under the Securities Act of 1933 And Deemed Filed Pursuant to Rule 14a-12 Under the Exchange Act of 1934
                          Subject Companies:  Cybex Computer Products
                               Corporation (Commission File No. 000-26496);
                               and Aegean Sea Inc. (Registration No. 333-33768)


       APEX AND CYBEX TO MERGE IN $2 BILLION TRANSACTION CREATING PREMIER
                 GLOBAL PROVIDER OF SERVER MANAGEMENT SOLUTIONS

                 ----------------------------------------------

            APEX AND CYBEX PRODUCTS ARE AN INTEGRAL PART OF MANAGING
             LARGE CORPORATE DATA CENTERS AND E-COMMERCE ENTERPRISES

REDMOND, WA, AND HUNTSVILLE, AL, MARCH 8, 2000 - Apex Inc. (Nasdaq: APEX), a leader in server console management and switching technology, and Cybex Computer Products Corporation (Nasdaq: CBXC), a leading provider of network hardware used to manage servers and data centers, today announced that they have signed a definitive agreement to combine in a merger valued at approximately $2 billion.

The new organization will be well positioned to speed the development of advanced solutions for efficiently managing large data centers worldwide. Like Apex and Cybex today, it will design, manufacture and market progressive solutions for network management, including KVM switching console systems, KVM extension products, digital video solutions and remote access management tools. KVM switching solutions enable network administrators to manage multiple servers from a single Keyboard, Video monitor and Mouse, and to remotely access and control servers from any location. Customers of Apex or Cybex currently include Compaq, Dell, Fujitsu, Gateway, HP, IBM, NEC and Siemens.

The transaction, which will be accounted for as a purchase, was unanimously approved by the boards of directors of both Apex and Cybex and is expected to be tax-free to the shareholders of both companies. Under terms of the transaction, Apex and Cybex will combine in an exchange of stock based on a fixed exchange ratio of one share of the combined company for each Cybex share held and 1.0905 shares of the combined company for each Apex share held. Upon completion of the transaction, which is subject to customary regulatory and shareholder approvals and which the parties expect to complete not later than the third calendar quarter of this year, Apex and Cybex shareholders will own approximately 55 percent and 45 percent of the combined company, respectively. The transaction is expected to be accretive to earnings before goodwill within one year of completion. It will create a combined enterprise with pro forma 1999 revenues of $216 million and a combined operating margin of approximately 27%.

Stephen F. Thornton, currently president and chief executive officer of Cybex, will be chairman, president and CEO of the combined enterprise. Mr. Thornton said, "The growth of the Internet and e-commerce has created exploding demand for the advanced network solutions provided by Cybex and Apex, and has created a unique market opportunity. Our combined enterprise will have the proprietary technologies, branded products, and global sales and support team to provide great services to our respective OEM (original equipment manufacturer) customers. It will be well positioned to increase emphasis on our fast-growing ASP (application service


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CBXC and APEX to Merge
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March 8, 2000

provider), ISP (Internet service provider) and server farm customers. I look forward to working closely with the Apex board and management team to achieve timely completion of this important and exciting transaction."

Kevin Hafer, President and CEO of Apex, said, "Building Apex from a product idea to more than $100 million in annual revenues has been a great experience. This merger comes at the right time for both of our companies. It brings together two strong and successful companies with complementary technologies, outstanding products and people, global and world-class sales and support organizations, and a shared commitment to excellent customer service. In short, I believe this merger will provide significant benefits for the combined company's customers, growth opportunities for its people, and enhanced value for its shareholders."

The combined enterprise, whose name will be announced at a later date, will be headquartered in Huntsville, Alabama, with a significant presence in Shannon, Ireland and Redmond, Washington. In addition to Mr. Thornton, the new company's senior management team will include Barry L. Harmon--currently Apex's Chief Operating Officer, Chief Financial Officer and Treasurer--as Senior Vice President - West Coast Operations; and Douglas E. (Dusty) Pritchett--currently Cybex's Chief Financial Officer and Treasurer--as Senior Vice President and Chief Financial Officer. Executives from both companies will hold other management positions. The new company's board of directors will include three members from Cybex and three members from Apex.

Cybex was advised by SG Cowen Securities Corporation and Morgan Keegan & Company with regard to the transaction and Apex was advised by Donaldson, Lufkin & Jenrette Securities Corporation and Prudential Securities.

ABOUT CYBEX COMPUTER PRODUCTS CORPORATION

A leading provider of network hardware to control and extend server access for today's growing networks, ASP/ISP server farm environments and enterprise data centers, Cybex Computer Products Corporation designs, develops and manufactures systems to make server management more efficient. Founded in 1981 to address the need to consolidate PC and server control and reduce equipment redundancy and clutter, Cybex built its reputation for excellence as a leader in KVM switching. This technology allows network administrators to control multiple computers from a single keyboard, video monitor and mouse. Over the last two decades, the company has leveraged its server access and management expertise to expand the product line into a comprehensive line of scalable, platform-independent systems that give administrators local and remote control of network hardware devices.

On January 20, Cybex reported record sales of $34.0 million and $85.8 million, respectively, for its third fiscal quarter and nine months ended December 31, 1999.

This was Cybex's twenty-first consecutive quarterly record for sales and operating earnings. Revenues, operating earnings and net income excluding one-time charges for acquired in-process R&D for the twelve months ended on that date were $109.4 million, $27.3 million and $19.2 million, respectively.

Headquartered in Huntsville, Alabama, Cybex has manufacturing facilities in the United States and Ireland, and sales offices throughout the world. With the largest engineering and support staffs in the industry, Cybex leads the way in innovation and quality from its

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CBXC and APEX to Merge
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R&D centers in Steinhagen, Germany, Shannon, Ireland, Acton, Massachusetts and
Huntsville, Alabama. For more information about Cybex and its products, visit the company's Web site at www.cybex.com.

ABOUT APEX INC.

Based in Redmond, Washington, Apex is committed to helping information technology professionals manage their growing server populations. Apex develops server management products, including console switching systems, remote server management products and integrated server cabinet solutions. Apex's OutLook, ViewPoint, and Emerge product families help manage servers in thousands of companies worldwide.

Top server manufacturers including Compaq, Dell and IBM continue to choose Apex products for their rack-mounted server offerings. Additionally, Apex was recently ranked fifth in Business Week's 1999 listing of "100 Hot Growth Companies" in America.

On January 25, Apex reported that full-year sales for the year ended December 31, 1999 grew to $107.3 million, up 42% from $75.6 million in 1998. Operating income was $29.3 million, up 40% from $21.0 million in 1998. Net income was $21.2 million, up 35% from $15.7 million in 1998.

More information on Apex products and services is available by calling 800-861-5858, via email at sales@apex.com, or on the World Wide Web at www.apex.com

FORWARD-LOOKING STATEMENTS

This press release contains statements that are forward-looking statements as defined within the Private Securities Litigation Reform Act of 1995. These include statements regarding earnings expectations, the management team of the combined company, market opportunity, benefits for customers, integration of the two companies, product availability and the two companies' engineering and design activities. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from the statements made, including the risks associated with the integration of combined businesses, risks associated with reliance on a limited number of component suppliers and single source components and risks associated with product design efforts. Other factors which could cause operating and financial results to differ are described in the two companies' Securities and Exchange Commission filings, including their Forms 10-K and 10-Q, and include other risks detailed from time to time in their reports to be filed with the SEC. Neither Apex nor Cybex undertakes any obligation to publicly release the result of any revisions to forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Aegean Sea Inc., the new parent company of Apex and Cybex following the merger, plans to file with the SEC a registration statement on Form S-4. In connection with the merger, Apex and Cybex expect to mail a joint proxy statement/prospectus, which will be part of the registration statement, to shareholders of Apex and Cybex containing information about the merger. Shareholders of Apex and Cybex are urged to read the joint proxy statement/prospectus included in the registration statement when it is filed and any other relevant documents filed with the SEC. The joint proxy statement/prospectus will contain important information about Apex, Cybex, the merger, the persons soliciting proxies related to the merger, and related matters that should be considered by shareholders before making any decision regarding the merger and related transactions. Once they are filed with the SEC, the registration statement and other documents will be available free of charge on the SEC website at www.sec.gov and from the Apex and Cybex contacts listed below.

In addition to the registration statement and the joint proxy statement/prospectus, Apex and Cybex file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Apex or Cybex at the SEC Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Apex's and Cybex's filings with the commission are also available free of charge to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov. These documents may also be obtained from the Apex and Cybex contacts listed below.

PERSONS INVOLVED IN THE SOLICITATION ON BEHALF OF APEX

In connection with the proposed merger, Apex will solicit proxies from its shareholders to approve the merger. Apex, its officers and directors and Aegean Sea Inc., the new parent company in the proposed merger, may be deemed to be participants in the solicitation of proxies from Apex's shareholders or from Cybex's shareholders with respect to the merger involving Apex and Cybex. The members of Apex's Board of Directors are Kevin J. Hafer, Franz Fichtner, Edwin L. Harper and William McAleer. Officers of Apex who may participate in the solicitation of proxies are Kevin J. Hafer, Chairman, President and Chief Executive Officer; Barry L. Harmon, Chief Operating Officer, Chief Financial Officer and Treasurer; C. David Perry, Vice President of Worldwide Sales; and Samuel F. Saracino, Vice President of Business Development, General Counsel and Secretary. Information regarding these officers and directors and their affiliations is included in Apex's Annual Report on Form 10-K for the year ended December 31, 1998. This document is available free of charge at the SEC's website at www.sec.gov and from the Apex contact listed below.

Certain officers and directors of Apex may have direct or indirect interests in the merger by virtue of their security holdings or otherwise that are different from or in addition to the interests of Apex shareholders. Specifically, it is anticipated that four of Apex's officers, one of whom is also a director, will enter into new employment agreements with Aegean Sea, or amend existing employment agreements, which will provide certain benefits including the acceleration of vesting of stock options upon the closing of the merger, severance payments and acceleration of vesting in the event such officers are terminated following the merger and indemnification for any "parachute payment" taxes that may apply to the severance or acceleration. Also, officers and directors of Apex will continue to be indemnified for, and benefit from insurance coverage for, liabilities that may arise from their service as officers and directors of Apex. It is further anticipated that certain of Apex's officers and directors will become officers and/or directors of Aegean Sea upon the closing of the merger.

PERSONS INVOLVED IN THE SOLICITATION ON BEHALF OF CYBEX

In connection with the proposed merger, Cybex will solicit proxies from its shareholders to approve the merger. Cybex, its officers and directors and Aegean Sea Inc. may be deemed to be participants in the solicitation of proxies from Cybex's shareholders or from Apex's shareholders with respect to the merger involving Apex and Cybex. The members of Cybex's Board of Directors are Stephen F. Thornton, Remigius G. Shatas, Doyle C. Weeks, Douglas E. Pritchett, David S. Butler and John R. Cooper. Officers of Cybex who may participate in the solicitation of proxies are Stephen F. Thornton, Chairman, President and Chief Executive Officer; Remigius G. Shatas, Executive Vice President - Special Projects and Secretary; Doyle C. Weeks, Executive Vice President - Group Operations and Business Development; R. Byron Driver, Senior Vice President - Operations and Chief Operating Officer; Gary R. Johnson, Senior Vice President - Sales and Marketing; Kieran MacSweeney, Managing Director of International Operations; Victor Odryna, Senior Vice President - Corporate Strategic Marketing; Douglas E. Pritchett, Senior Vice President - Finance, Chief Financial Officer, Treasurer and Assistant Secretary; and Christopher L. Thomas, Senior Vice President - Engineering.

Information regarding certain of these officers and directors and their affiliations is included in Cybex's Annual Report on Form 10-K for the year ended March 31, 1999. This document is available free of charge at the SEC's website at www.sec.gov and from the Cybex contact listed below. Although not described in Cybex's Annual Report on Form 10-K for the year ended March 31, 1999, Mr. Odryna was the founder and formerly the Chief Executive Officer of PixelVision Technology Inc. which was acquired by Cybex in October of 1999, and Mr. MacSweeney joined Cybex in October 1996, prior to which he was a general manager of Maidenform International Ltd., a maker of women's apparel.

Certain officers and directors of Cybex may have direct or indirect interests in the merger by virtue of their security holdings or otherwise that are different from or in addition to the interests of Cybex shareholders. Specifically, some officers of Cybex will be entitled to severance payments and accelerated vesting of options if they are terminated by, or if they voluntarily terminate their employment with, Aegean Sea after completion of the merger of Apex and Cybex. Also, officers and directors of Cybex will continue to be indemnified for, and benefit from insurance coverage for, liabilities that may arise from their service as officers and directors of Cybex. Furthermore, it is anticipated that several of Cybex's directors and executive officers will become officers and/or directors of Aegean Sea upon the closing of the merger.

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CBXC and APEX to Merge
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APEX INC.
Barry Harmon, 425-497-5594

CYBEX COMPUTER PRODUCTS CORPORATION
Dusty Pritchett, 256-430-4020, ext. 1304
Shannon Clemons, 256-430-4020, ext. 1026

KEKST AND COMPANY
Roy Winnick or Jessica Barist
212-521-4842 or 4840

The management of Cybex and Apex will hold a conference call on March 8, 2000, at 10 a.m. EST to discuss the transaction. Participants can access the call or replay over the Internet at the following web sites:

www.cybex.com

www.streetevents.com

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